SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CEGS/DCGG Rua da Quitanda, 196, 25º andar, Centro, Rio de Janeiro – RJ RCEGS 034, 12.05.2022

CERTIFICATE OF MINUTES OF THE THIRTY FOURTH MEETING OF THE STRATEGY, GOVERNANCE AND SUSTAINABILITY COMMITTEE – CEGS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

This is to certify that, for all due purpose, that on the fifth day of December of the year two thousand and twenty two, at 09:00 am, was opened the 034th meeting of the Strategy, Governance and Sustainability Committee – CEGS of Eletrobras, with wrap-up registered at 09:10 am. The meeting was held remotely via Cisco Webex Meetings. The Councilor VICENTE FALCONI CAMPOS (VFC) attended the meeting remotely, as substitute coordinator and member. The Members and Councilors CARLOS EDUARDO RODRIGUES PEREIRA (CRP) and MARCELO GASPARINO DA SILVA (MGS) registered remote participation. The Board Members PEDRO BATISTA DE LIMA FILHO (PBL) and MARISETE FÁTIMA DADALD PEREIRA (MFP) sent their opinions favorable to the agenda by e-mail, under the terms of item 8.6.1.1 of the Internal Rules of the Board of Directors, having been computed, for such purposes, in the quorums of installation, of those present and of deliberation. There was no record of absences. The meeting was hosted by the Secretary of Governance BRUNO KLAPPER LOPES (BKL) with the support of the Advisor to the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ).

Advisory to the Board of Directors of Eletrobras: Call of the 185th Extraordinary General Meeting of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras") to resolve on the following matters (1) the redemption of all class A preferred shares issued by the Company ("Class A Preferred Shares"), with the consequent amendment of article 4, main section and item II of paragraph 1, article 11, main section, paragraphs 4 and 5 and the exclusion of paragraph 1 of article 11; and (2) Merger of shares issued by the following companies by the Company: Companhia Hidroelétrica do São Francisco ("CHESF"), Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"), Furnas - Centrais Elétricas S. A. ("Furnas") and Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte" and, jointly with CHESF, CGT Eletrosul and Furnas, the "Subsidiaries") ("AGE"). RES 575, of 12.02.2022.

After discussions on the matter, considering the presentation held, according to Board of Executive Officers’ Resolution No. 575, of December 12, 2022, considering the backing material available, the Committee of Strategy, Governance and Sustainability - CEGS, in advisory to the Board of Directors of Eletrobras, and exclusively from the standpoints of strategy and governance, unanimously expressed opinion, and under the terms proposed by the Executive Board, for the approval of the proposal to call the 185th Eletrobras EGM to resolve on: (i) redemption of the "class A" preferred shares issued by the Company Class A Preferred Shares, with the consequent amendment of article 4, caput and item II of §1, article 11, caput, §§4 and 5 and the exclusion of §1 of article 11; and (ii) Merger of the shares issued by the following companies by the Company: CHESF, CGT Eletrosul, Furnas and Eletronorte. This certificate is drawn up at the request of the Coordinator of the CEGS and signed by me, BRUNO KLAPPER LOPES, Superintendent of Governance of Eletrobras.

Rio de Janeiro, December 05, 2022.

BRUNO KLAPPER LOPES

Superintendent of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 05, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.